SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year end December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________

Commission file number 1-14344

A. PATINA OIL & GAS CORPORATION PROFIT SHARING AND SAVINGS PLAN AND TRUST

B. PATINA OIL & GAS CORPORATION

1625 Broadway, Suite 2000
Denver, CO 80202
303/389-3600

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION
(as required by items no. 1 thru 3)

INDEX

ANDERSEN

PATINA OIL & GAS CORPORATION
PROFIT SHARING AND SAVINGS PLAN AND TRUST

Financial Statements and Supplemental Schedule
As of December 31, 2001 and 2000
Together with Report of Independent Public Accountants

Patina Oil & Gas Corporation
Profit Sharing and Savings Plan and Trust

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2001 and 2000

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Patina Oil & Gas
Corporation Profit Sharing and Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the PATINA OIL & GAS CORPORATION PROFIT SHARING AND SAVINGS PLAN AND TRUST (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Denver, Colorado,
June 26, 2002.

Patina Oil & Gas Corporation
Profit Sharing and Savings Plan and Trust
Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000

	2001	2000
Investments at fair value (Notes 2 and 3):		
Mutual funds	$ 5,063,164	$ 5,307,405
Common/collective trust	1,756,688	1,216,466
Employer stock	7,858,969	7,212,407
Participant loans	60,686	83,472
Total Investments	14,739,507	13,819,750
Receivables:		
Employee Contributions	13,321	16,793
Net Pending Trades	-	8,664
Accrued Interest	2,457	2,214
Total Receivables	15,778	27,671
Net assets available for benefits	$ 14,755,285	$ 13,847,421

The accompanying notes are an integral part of these statements.

Patina Oil & Gas Corporation
Profit Sharing and Savings Plan and Trust
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

ADDITIONS TO NET ASSETS ATTRIBUTED TO:	
Investment income-	
Interest and dividend income	$ 141,267
Net appreciation in fair value of investments (Notes 2 and 3)	103,257
Total investment income	244,524
Contributions-	
Employee	666,215
Employer, net of forfeitures reallocated (Note 1)	647,327
Rollover	36,144
Total contributions	1,349,686
Total additions	1,594,210
DEDUCTIONS FRON NET ASSETS ATTRIBUTED TO:	
Benefits and distributions paid to participants	(686,346)
Net increase	907,864
Net assets available for benefits:	
Beginning of year	13,847,421
End of year	$ 14,755,285

The accompanying notes are an integral part of this statement.

PATINA OIL & GAS CORPORATION
PROFIT SHARING AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2001 and 2000

(1) DESCRIPTION OF THE PLAN

The following description of the Patina Oil & Gas Corporation Profit Sharing and Savings Plan and Trust (the "Plan") provides only general information. Participants and all other users of these financial statements should refer to the Plan agreement for a more complete description of the provisions of the Plan.

General

From January 1996 through October 21, 1997, Patina Oil & Gas Corporation ("Patina" or the "Company") was a majority-owned affiliate of Snyder Oil Corporation ("SOCO") and as such, Patina's employees were participants in the SOCO Profit Sharing and Savings Plan.

In October 1997, SOCO disposed of its ownership interest in the Company and Patina became an independent oil and gas company. As a result, Patina adopted the Plan, which became effective January 1, 1997. In January 1998, assets of approximately $4.3 million attributable to Patina employees were transferred from the SOCO Profit Sharing and Savings Plan to the Plan.

The Plan is a defined contribution profit sharing and 401(k) savings plan for the benefit of eligible employees of the Company. The Plan is administered by an advisory committee composed of three employees approved by Patina's Board of Directors. An employee becomes eligible to participate in the Plan on the first entry date after the employee attains age 18 and completes three months of service. The entry dates for the Plan are January 1, April 1, July 1 and October 1 of each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

The Plan allows participants various investment options including mutual funds, common/collective trusts and securities of the Company in which to invest individual and employer contribution amounts, which may be changed at any time throughout the year. Investment income and/or losses are allocated to participants based upon the ratio of their participant account balance to the total participant account balances in the manner described in the Plan agreement.

Contributions

Employer contributions to the Plan are entirely discretionary and determined on an annual basis independently by Patina's Board of Directors. Employer contributions are allocated to participants independently based upon annual compensation adjusted for social security taxable compensation limits in a manner defined by the Plan agreement. For the year ended December 31, 2001, the Company made discretionary contributions of $647,327 in Company stock to the Plan, net of reallocated forfeitures of $18,230. The number of Company shares are based on their fair market value at the date of contribution.

Employee contributions were not permitted by the Plan until January 1, 1998. Eligible participants can contribute on a pre-tax basis from 1% to 18% of their eligible compensation, as defined, up to the maximum amount allowed by Internal Revenue Code ("IRC") Section 402(g) ($10,500 for 2001). Rollover contributions from other qualified plans are also allowed if certain criteria is met.

Vesting

Participants are fully vested at all times in their individual contribution accounts. Vesting in Employer contribution accounts is based on years of service. A participant is 40% vested after two years, 80% after three years and 100% after four or more years of service. In addition, participants also become fully vested in their Employer contribution accounts upon reaching their normal retirement date as defined by the Plan agreement, or upon death or total disability of the participant.

Forfeitures

Upon termination of employment, the nonvested amounts in a participant's Employer contribution account are forfeited by participants under the terms of the Plan. Amounts forfeited to the Plan may be applied to restore individual accounts of former participants, who are re-employed by the Company, as described in the Plan agreement, or to pay Plan fees and expenses. To the extent such restorations, fees and expenses do not deplete the aggregate amount of forfeitures for the Plan year, the remaining amounts shall be allocated as an Employer Contribution in the Plan year following the year in which the forfeiture occurred. As noted above, plan year 2000 forfeitures were reallocated to participants during the 2001 plan year. As of December 31, 2001 and 2000, there were approximately $16,000 and $19,000, respectively, plan year forfeitures remaining to be reallocated in the following year.

Distributions

Distribution of the participant's entire account becomes due upon retirement, at/or after age 59 ½, or upon death or total disability. Such account balances may be distributed either in a lump-sum distribution, in installments, or a direct rollover into another qualified plan as described in the Plan agreement. Participants are entitled to receive the balance of their individual contribution account plus their vested interest in their Employer contribution account upon termination of employment. Participants may make hardship withdrawals from their individual contribution account, subject to certain restrictions.

Loans

Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates determined from time to time by the Plan administrator. Principal and interest repayments are paid through payroll deductions.

Plan Termination

Although it has not expressed any intention to do so, the Company may suspend or discontinue contributions under the Plan and has reserved the right to terminate the Plan subject to provisions of ERISA. In the event of full or partial termination of the Plan, participants will become fully vested in their individual and Employer contribution accounts and will be entitled to distributions of their entire accounts according to the Plan agreement and ERISA.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company. During 2001, such expenses were approximately $13,000.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Company's stock and mutual funds are stated at fair value, which is based on the quoted market prices as of December 31, 2001 and 2000.

The common/collective trust invests in guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts. These contracts are carried in the common/collective trust fund's audited financial statements at cost plus accrued interest, which approximates fair market value. The investment in the common/collective trust fund in the accompanying financial statements is valued at the Plan's proportionate interest in the fund as of the financial statement dates. Interest rates earned on the investment change daily. The average yield for the year ended December 31, 2001 was 5.97%. The crediting interest rate as of December 31, 2001 and 2000 was approximately 6.50% and 6.65%, respectively.

Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or yearend fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date.

Reclassifications
Certain reclassifications have been made to the 2000 amounts in order to conform with the current year presentation.

(3) INVESTMENTS

The following presents investments which exceed 5% of net assets available for plan benefits as of December 31, 2001 and 2000:

	2001		2000	
	Number of Units/Shares	Fair Value	Number of Units/Shares	Fair Value
Merrill Lynch Retirement Preservation Trust	1,756,688	$1,756,688	1,216,466	$1,216,466
Merrill Lynch S&P Index Fund, Inc., Class A	71,095	1,001,017	65,591	1,061,268
Davis New York Venture Fund, Inc., Class A	73,327	1,864,698	66,206	1,902,763
AIM International Equity Fund	*	*	43,599	836,661
Patina Stock Fund	285,781	7,858,969	300,517	7,212,407

* Does not exceed 5% as of the respective date

During the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$ (816,350)
Employer Stock	919,607
	$ 103,257

(4) TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated February 29, 2000 stating that the Plan is qualified under the appropriate sections of the IRC. Although the Plan has been subsequently amended, Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of December 31, 2001 and 2000.

(5) PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Company stock. Certain Plan investments are also shares in mutual funds and a common/collective trust managed by Merrill Lynch Trust Company ("Merrill Lynch"), the Trustee and recordkeeper of the Plan. As such these represent party-in-interest transactions.

(6) CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Plan has a significant concentration in the Company Common Stock. The Plan provides for various investments in Company stock, mutual funds and a common/collective trust. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments securities, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Schedule I

Patina Oil & Gas Corporation
Profit Sharing and Savings Plan and Trust
Schedule of Assets (Held at End of Year)
As of December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments	Number of Units/Shares	Current Value
* Merrill Lynch Bond High Income Portfolio Class D	Mutual Fund	28,342	$ 134,909
* Merrill Lynch Balanced Capital Fund, Inc., Class D	Mutual Fund	13,543	361,202
* Merrill Lynch Global Allocation Fund, Inc., Class D	Mutual Fund	16,941	217,348
* Merrill Lynch S&P Index Fund, Inc., Class A	Mutual Fund	71,095	1,001,017
Davis New York Venture Fund, Inc., Class A	Mutual Fund	73,327	1,864,698
* Merrill Lynch Fundamental Growth Fund, Inc., Class D	Mutual Fund	9,581	171,110
Alliance Quasar Fund, Class A	Mutual Fund	3,799	77,203
AIM International Equity Fund	Mutual Fund	45,769	681,963
Alger Small Capitalization Retirement Fund	Mutual Fund	11,041	165,394
State Street Research Capital Fund	Mutual Fund	7,188	69,720
Oppenheimer Quest Opportunity Value Fund	Mutual Fund	2,769	88,225
Alliance Premier Growth Fund	Mutual Fund	11,337	230,375
	Total Mutual Funds		5,063,164
*Merrill Lynch Retirement Preservation Trust	Common / Collective Trust	1,756,688	1,756,688
Participant Loans	Interest rates ranging from 7.00% to 11.5%	60,686	60,686
*Patina Stock Fund	Patina Common Stock ($.01 par value)	285,781	7,858,969
Total Investments			$ 14,739,507

*Represents a party-in-interest (Note 6).